Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2012	2011 (b)	2010 (b)	2009		2008
Earnings available to cover fixed charges:
Income/(loss) before income taxes	$628	$650	$563	$493		$(887)
Less: Income from equity investees	—	3	1	1		4
	628	647	562	492		(891)
Plus: Fixed charges	253	267	275	290		263
Amortization of capitalized interest	6	5	9	12		22
Net loss attributable to noncontrolling interest	1	—	—	—		—
Less: Capitalized interest	5	10	7	12		21
Earnings available to cover fixed charges	$883	$909	$839	$782		$(627)
Fixed charges (a):
Interest	$222	$232	$242	$253	(c)	$211	(c)
Capitalized interest	5	10	7	12		21
Interest portion of rental expense	26	25	26	25		31
Total fixed charges	$253	$267	$275	$290		$263
Ratio of earnings to fixed charges (b)	3.49x	3.40x	3.05x	2.70x		—	(d)

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(b)
Ratio computation has been amended to exclude costs related to the early extinguishment of debt from interest within total fixed charges. For the years ended December 31, 2011 and 2010, the ratio previously reported was 3.30x and 2.85x.

(c)	There was no early extinguishment of debt for the years ended December 31, 2009 and 2008.

(d)	The Company was deficient to cover fixed charges by $890 million.